Zentek Welcomes Ravi Kaza to Advisory Board

Guelph, ON - March 8, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian IP development and commercialization company focused on next-gen healthcare solutions, today announces the addition of Mr. Ravi Kaza to its Advisory Board.

Mr. Kaza graduated from The Wharton School of the University of Pennsylvania with a BS in Finance Summa Cum Laude at age 19 and has spent the last 25 years consistently focused on disruptive technologies. He started his career in Silicon Valley at a prominent investment banking group founded by Frank Quattrone where he worked on numerous transactions involving companies such as Amazon, Apple, Northern Telcom, and Lam Research. Mr. Kaza then entered the money management business as a Vice President at Pequot Capital Management, at the time one of the world's largest alternative asset managers with a focus on technology investing. He was then hired by Stanley Druckenmiller as a Managing Director at Duquesne Capital Management to focus primarily on technology investing.

In 2003, Mr. Kaza founded Seasons Capital Management, which he helped grow into a multi-billion-dollar alternative investment manager that oversaw several technology-related investment strategies. In 2010, Mr. Kaza shifted his focus to running primarily internal capital with a continued primary focus on disruptive technologies. Consistent with this focus, Mr. Kaza was introduced to the Zentek management team during the Summer of 2021, when he became a shareholder.

"We are thrilled to have Mr. Ravi Kaza join our Advisory Board," Greg Fenton, CEO of Zentek commented.  "Ravi has a remarkable track record working with and investing in companies with highly disruptive and scalable technologies. His experience and guidance will be extremely valuable to Zentek moving forward."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is commercializing ZenGUARD™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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